SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

1.	DATE, TIME AND VENUE: February 26, 2021, at 3:00 p.m., exclusively online at a virtual room managed by the trustee and the Issuer, via the Zoom platform, as per Normative Instruction 625 of the Brazilian Securities and Exchange Commission, of May 14, 2020, without prejudice to the use of remote vote instructions as an instrument for the exercise of voting rights by the debenture holders of the seventeenth (17th) issue of simple, unsecured debentures, not convertible into shares, in three (3) series, for public distribution, of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Debenture Holders”, “Debentures” and “Issuer”).

2.	CALL NOTICE: The call notice was published in the São Paulo State Official Gazette (DOESP) and Valor Econômico, in the issues of February 9, 10 and 11, 2021. The other documents necessary to analyze the matters on the agenda of the Meeting called to be held today were made available to the debenture holders with the release of the “Management Proposal” on the Issuer’s website http://www.sabesp.com.br/investidores.

3.	ATTENDANCE: The Issuer’s representatives, as well as the representatives of the trustee (“Trustee”) attended the Meeting via the digital platform. Debenture Holders representing 74.25% of the Issuer’s outstanding Debentures (“Outstanding Debentures”) also attended the meeting.

4.	PRESIDING: Chair: Marília Paiva de Almeida Ayrosa; Secretary: Simone Aparecida Gonçalves Veloso.

5.	AGENDA:

(i)	To approve the permanent replacement of the trustee SLW Corretora de Valores e Câmbio Ltda (“SLW”) by PLANNER CORRETORA DE VALORES S.A. (“Planner”), under the Issue;

(ii)	To authorize the Issuer, SLW and Planner, to perform all the acts and sign all the documents necessary for purposes of formalization of resolution (i) above, including, but not limited to, the amendment to the Indenture.

6.	RESOLUTIONS: The Meeting was installed on February 26, 2021 with the attendance of Debenture Holders representing 74.25% of the Outstanding Debentures, and the following matters were approved:

6.1.       approval, by Debenture Holders representing 74.25% of the Outstanding Debentures, of the permanent replacement of the trustee SLW Corretora de Valores e Câmbio Ltda (“SLW”) by PLANNER CORRETORA DE VALORES S.A. (“Planner”), under the Issue;

6.2. approval, by Debenture Holders representing 74.25% of the Outstanding Debentures, for the Issuer, SLW and Planner, to perform all the acts and sign all the documents necessary for purposes of formalization of resolution 6.1 above, including, but not limited to, the amendment to the Indenture.

The closure of the Meeting is thereby authorized, being the Trustee and Issuer responsible for taking all the

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp measures necessary for carrying out these resolutions, without any restrictions.

7.	CLOSURE: There being no further matters to address, the meeting was adjourned for the drawing up of these minutes, which were read and approved by all those present, as per exhibit I, and signed by the Chairwoman, the Secretary and the Trustee. Signatures: Presiding: Marília Paiva de Almeida Ayrosa (Chair); Simone Aparecida Gonçalves Veloso (Secretary). Trustee and substitute Trustee: SLW Corretora de Valores e Câmbio Ltda, represented by Simone Aparecida Gonçalves Veloso and Peter Thomas Grunbaum Weiss, and Planner Corretora de Valores S.A., represented by Marcus Eduardo de Rosa and Emilio Alvarez Prieto Neto.

São Paulo, February 26, 2021.

Marília Paiva de Almeida Ayrosa Chair	Simone Aparecida Gonçalves Veloso. Secretary

Issuer:

Marcelo de Assis Rampone Marília Paiva de Almeida Ayrosa

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Trustee:

Peter Thomas Grunbaum Weiss Simone Aparecida Gonçalves Veloso

SLW BROKERAGE FIRM DE AMOUNTS E CÂMBIO LTDA

Substitute Trustee:

Marcus Eduardo de Rosa Emilio Alvarez Prieto Neto

PLANNER CORRETORA DE VALORES S.A

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

EXHIBIT I

List of Debenture Holders present at the Extraordinary Debenture Holders’ Meeting of the seventeenth (17th) Issue of Simple, Unsecured Debentures, Not Convertible into Shares, in three (3) Series, for Public Distribution, of Companhia de Saneamento Básico do Estado de São Paulo – SABESP

MINUTES OF THE GENERAL DEBENTURE HOLDERS’ MEETING

HELD ON FEBRUARY 26, 2021.

DEBENTURE HOLDERS’ ATTENDANCE LIST

DEBENTURE HOLDERS	NUMBER OF DEBENTURE HOLDERS %	REPRESENTATION
Metrus Instituto de Seguridade Social	2.29	Vote Cast Remotely
Fundação Banrisul de Seguridade Social	17.06	Vote Cast Remotely
Santander Brasil Gestão de Recursos Ltda.	8.33	Vote Cast Remotely
Banco do Brasil Gestão de Recursos DTVM S.A.	10.72	Vote Cast Remotely
Julius Baer Family Office Gestão de Patrimônio Ltda.	1.07	Vote Cast Remotely
Legacy Capital Master Fim	3.49	Vote Cast Remotely
Porto Seguros Investimentos Ltda.	1.78	Vote Cast Remotely
Previdência Usiminas	5.56	Vote Cast Remotely
XP Vista Asset Management Ltda.	10.36	Vote Cast Remotely
Icatu Vanguarda Gestão de Recursos Ltda.	9.58	Vote Cast Remotely
BTG Pactual Asset Management S/A Distribuidora de Títulos e Valores Imobiliários	0.56	Vote Cast Remotely
BRZ Investimentos Ltda.	0.42	Vote Cast Remotely
XP Advisory Gestão de Recursos Ltda.	3.03	Vote Cast Remotely
TOTAL OF THE DEBENTURE HOLDERS’ ATTENDANCE LIST: 74.25%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 4, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.